EXHIBIT 99.1

Yamana Gold Announces Discovery of New High-Grade Naty Zone at Cerro Moro and Significant High-Grade Results From New Exploration Drilling While Extending Exploration Program to Broader Cerro Moro

Download a PDF of detailed drill hole results

TORONTO, Nov. 19, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced exploration results for the Cerro Moro mine in Argentina, all of which show significant high-grade intersections in an entirely new zone and extensions of previously identified zones.  These exploration results demonstrate a growing mineral resource base in new areas that are expected to establish Cerro Moro as a long-life, high-quality, high-grade gold and silver operation.

Exploration Highlights

  Discovery of a new mineralized zone. Drill intercepts are helping to define a significant new mineralized zone along the Naty structure, located 25 kilometres south of the core mine.
  Significant results from new exploration drilling in core mine area. High-grade intercepts in the Nini Extension, Tres Lomas, Michelle, and Deborah sectors.
  Encountering high grades in the Martina and Escondida sectors. Select drill intercepts exceed 100 grams per tonne (“g/t”) of gold.
  Exploration program extended to entire Cerro Moro concession. Program now covers the full 150,000-hectare land package.

The Company has committed to an initial four-year exploration program, which began in early 2018, to systematically explore Cerro Moro. The program combines soil and rock geochemistry, ground geophysics, surface geological and alteration mapping, and reconnaissance drilling. Through the third quarter of 2019, more than 9,700 soil samples and 5,300 rock samples have been analyzed, 76 line kilometres of CSAMT (controlled source audio-magnotelluric) surveys have been completed, and 23,400 metres of reconnaissance RC (reserve circulation) and diamond drilling have been completed.

The program has led to the discovery of new mineralization in several areas of the property with positive results in the core mine as well as the newly discovered Naty zone. It has also extended historically known veins not currently in the mine plan, generating new targets for additional mineral resources.

NATY ZONE DISCOVERY
The Naty zone occurs along a major property scale fault currently being explored along its 25-kilometre length. Drilling to date at 60-metre centres has defined mineralization along 400 metres of strike length. Mineralization extends to surface occurring over significant widths and remains open down a shallow plunge to the northeast, where exploration is ongoing, all of which suggests that any mining would be open pit. The mineralization consists of black silica, a known marker of high-grade mineralization at Cerro Moro, demonstrating a large footprint to the high-grade event on the property.  An inferred mineral resource estimate is expected to be reported with year-end mineral resource updates. Other mineralized targets along the structure are currently being drill tested to locate further mineral resource potential.

Work to date at Naty indicates the presence of high grades with above average widths of mineralization. Among the more notable results are hole MD2925, which intersected 24.52 g/t of gold and 113 g/t silver over 4.6 metres (estimated true width), and hole MD2936, which intersected 13.74 g/t of gold and 265 g/t of silver over 2.0 metres (estimated true width). See additional drill results in Table 1 and a plan map of the Naty zone in Figure 1.

The discovery of the Naty zone and initial drill results underline the exploration potential of northeast striking district-scale fault structures on the property, which provides an important, newly recognized exploration target.

Table 1: Cerro Moro new exploration drilling intercepts, Naty Zone discovery, select intervals ≥ 10.0 gram *metres (gold g/t multiplied by estimated true width in metres)

Hole	Sector	Including	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)
MD2925	Naty		96.00	100.60	4.60	4.6	24.52	113
MRC2706	Naty		39.00	46.00	7.00	6.7	9.32	127
MRC2707	Naty		105.00	113.00	8.00	7.5	5.34	69
		incl.	106.00	109.00	3.00	2.8	11.44	162
MD2911A	Naty		42.90	54.30	11.40	11.3	3.25	149
MD2936	Naty		110.00	112.00	2.00	2.0	13.74	265
MRC2711	Naty		120.00	124.00	4.00	3.9	6.87	37
		Incl.	120.00	122.00	2.00	2.0	12.50	43
MD2613	Naty		57.40	66.60	9.20	9.2	2.56	220
			100.00	103.00	3.00	3.0	5.69	11
MD2939	Naty		5.00	8.00	3.00	3.0	4.79	21
			38.00	42.00	4.00	4.0	5.86	44
MD2915	Naty		22.00	27.60	5.60	5.6	3.92	207
			43.00	47.80	4.80	4.8	4.16	380
		Incl.	45.40	47.00	1.60	1.6	9.08	1029
MD2931	Naty		114.60	115.90	1.30	1.3	8.00	51

Figure 1: Plan map of Naty zone with select results

https://www.globenewswire.com/NewsRoom/AttachmentNg/9217b1ec-8257-4b66-abcc-1d6e7c920c19

HIGH GRADE INTERCEPTS IN CORE MINE AREA
In addition to the Naty zone discovery, comprehensive surface exploration at Cerro Moro has led to the discovery of new mineralization in several areas of the property, including substantial results from the Nini Extension, and the Tres Lomas, Michelle and Deborah sectors, as shown in Table 2. The Nini Extension and Tres Lomas areas are expected to add new open pit mineral resources while drilling at Michelle and Deborah is increasing the strike length of these high-grade veins. Drilling will continue in order to define the Nini Extension at depth down plunge and test several parallel targets at Michelle.

Infill and extension drilling in the Martina, Escondida, Veronica, and other sectors also generated strong results, with gold grades above 100 g/t encountered across estimated true widths ranging up to 2.5 metres. These results define a sub-horizontal ore shoot that will be established as indicated mineral resources by year-end.  Notable results include hole MD2659, which intersected 252.68 g/t of gold and 306 g/t of silver over 2.5 metres (estimated true width). This hole includes a narrower interval of 1.2 metres (estimated true width) that intersected 485.05 g/t of gold and 522 g/t of silver. Hole 2538 intersected 266.19 g/t of gold and 456 g/t of silver over 1.4 metres (estimated true width). See additional results in Table 3.

Table 2: Cerro Moro new exploration select drilling intercepts (excluding Naty), for intervals ≥ 5.0 gram metres (gold g/t multiplied by estimated true width in metres)

Hole	Sector	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)
MD2435	Michelle	35.30	37.20	1.90	1.7	21.76	41
		39.00	41.00	2.00	1.8	9.65	4
		80.00	84.50	4.50	4.0	2.19	9
MD2554	Michelle	148.00	152.00	4.00	3.8	10.00	23
MD2547	Michelle	92.00	93.00	1.00	0.8	36.40	166
		97.60	98.30	0.70	0.5	37.90	344
MD2905	Michelle	259.80	264.00	4.30	3.1	2.49	55
MD2713	Michelle	27.50	29.40	1.90	1.5	6.49	6
MD2552	Tres Lomas	18.30	23.00	4.70	3.4	5.29	82
MD2720	Tres Lomas	22.20	30.20	8.00	5.1	1.08	164
MD2395	Tres Lomas	46.40	48.90	2.50	2.5	3.49	61
MD2444	Tres Lomas	100.00	103.00	3.00	2.9	2.19	191
MD2566	Nini	39.10	41.40	2.30	2.3	4.11	912
MD2569	Nini	70.50	72.00	1.50	1.5	6.00	16
MD2571	Nini	93.10	100.40	7.30	7.3	1.11	96
MD2537	Nini	81.00	82.40	1.40	1.4	4.66	286
MD2792	Deborah	84.00	85.00	1.00	1.0	22.20	9
		94.50	95.70	1.30	1.2	4.88	331
MRC2885	Elsa	14.00	15.00	1.00	0.9	41.17	73
		23.00	25.00	2.00	1.7	11.88	4
MD2224	Veronica	215.50	215.90	0.40	0.3	1105.00	808
MD2366	Veronica	110.00	111.10	1.10	1.0	14.39	626
MRC2799	Agostina	192.00	196.00	4.00	3.6	3.44	45
MD2528	Milagros	124.60	125.60	1.00	0.9	17.46	95
MD2517	Milagros	299.50	300.90	1.40	1.2	6.83	123

Table 3: Cerro Moro new infill drilling select intercepts for intervals ≥ 10.0 gram metres (gold g/t multiplied by estimated true width in metres)

Hole	Sector	Including	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)
MD2659	Martina		268.10	270.60	2.50	2.5	252.68	306
		Incl.	268.10	269.30	1.20	1.2	485.05	522
MD2538	Martina		280.70	282.50	1.80	1.4	266.19	456
MD2688	Martina		234.50	239.00	4.50	2.9	12.53	58
MD2684	Martina		188.70	190.40	1.70	1.2	13.66	487
MD2663	Martina		258.00	261.00	3.00	2.2	9.50	1
MD2538	Martina		289.30	290.90	1.60	1.2	10.24	24
MD2783	Escondida		157.00	158.70	1.70	1.4	61.55	4089
MD2502	Escondida		115.50	118.40	2.90	2.3	8.00	424
			126.20	128.00	1.80	1.4	7.94	1046
MD2507	Escondida		187.00	190.90	3.90	2.4	5.72	93
MD2890	Escondida		115.00	116.90	1.90	1.3	9.54	244
MD2669	Esperanza		29.10	31.10	2.00	1.7	76.03	113
MD2494A	Veronica		101.70	104.00	2.30	1.9	14.04	3485
MD2481A	Veronica		169.50	171.00	1.50	1.0	63.87	1468
MD2486	Veronica		111.00	112.80	1.80	1.3	36.75	1924
MD2489	Veronica		214.90	216.60	1.70	1.4	15.85	423
MD2457	Veronica		148.80	151.10	2.30	1.9	7.23	420
MD2732	Nini		62.50	66.80	4.30	4.3	5.41	604
MD2717	Nini		32.00	34.30	2.30	2.1	10.81	1102
MD2729	Nini		11.50	19.20	7.70	7.6	1.56	99
MD2647	Silvia		14.50	16.30	1.80	1.3	15.64	319

EXTENDING EXPLORATION ACROSS FULL CERRO MORO CONCESSION
Recent exploration efforts have led to the delineation of multiple district-scale fault structures on the property possessing significant displacements and strike lengths. These newly identified structures, including both northwest and northeast trends, are similar in orientation and character to structures hosting known high-grade mineralization on the Cerro Moro property. To date, four of these major structures have been delineated representing a cumulative strike length of over 40 kilometres. These structures are a focus of current exploration activities and it is anticipated that this ongoing work will generate further exploration targets in 2020. See Figure 2 for a map of core mine targets and main new zones and Figure 3 for a plan map of Cerro Moro’s major structures.

To date, exploration at Cerro Moro has focused on a 40,000-hectare northeast trending corridor extending north and south of the core mine. However, as of the third quarter of 2019, the exploration program has been expanded to encompass the entire 150,000-hectare Cerro Moro land package by initiating an airborne magnetic survey and wide-spaced soils geochemistry.

Figure 2: Plan map showing core mine targets and main new zones

https://www.globenewswire.com/NewsRoom/AttachmentNg/9098aa20-13a2-4723-a95c-a15ceac05101

Figure 3: Plan map of Cerro Moro District showing major structures

https://www.globenewswire.com/NewsRoom/AttachmentNg/72e98d68-9a81-417f-99ac-10c3e9bc40bf

Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future exploration and operating performance; the anticipated timing for the reporting of additional mineral resource estimates for Cerro Moro; the potential for future additions to mineral resources for Cerro Moro; expectations regarding additional exploration and drilling program targets and anticipated results for Cerro Moro; expectations regarding the establishment of Cerro Moro as a long-life, high-quality, high-grade gold and silver operation; and the anticipated timing for the reporting of additional exploration updates for the El Peñón and Minera Florida mines. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with plans to continue to in the Americas explore and develop Cerro Moro, changes in project parameters as plans continue to be refined, unanticipated costs or expenses, unanticipated results of future studies, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including market conditions, results of all continuing exploration and development work, and there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives and may not be appropriate for other purposes.